Greenside House, 50 Station Road, Wood Green, London N22 7TP
Telephone: 020 8918 3600

07026508

31st August 2007

SEC No. 82-34679

Office of International Corporate Finance
Division of Corporation Finance
United States Securities & Exchange Commission
100 F Street NE
Mail Stop 3628
Washington DC 20549-2001
USA

SUPPL

RECEIVED
2007 SEP 17 A 11:01
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Dear Sirs

Please find enclosed the following information submitted by William Hill PLC in reliance on Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended:

- UK Listing Authority announcements as follows:

  August 1st, 2nd, 2nd, 2nd, 6th, 7th, 7th, 8th, 8th, 10th, 14th, 15th, 15th, 17th, 20th, 21st, 22nd, 22nd, 28th, 29th, 29th, 29th, 31st, 31st

This letter and the information furnished herewith are provided with the understanding that they will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended. Neither this letter nor the information furnished herewith shall constitute an admission for any purpose that the Company is subject to that Act.

Yours faithfully

PROCESSED
SEP 21 2007
THOMSON
FINANCIAL

pp **Sarah Anderson**
Deputy Company Secretary

Encs.

TELEPHONE BETTING
Debit 0800 44 40 40
Credit 0800 289 892

INTERNET BETTING
Racing/Sports www.williamhill.co.uk
Mobile Internet wap.willhill.com/
On-line Casino www.williamhillcasino.com
On-line Casino www.williamhillpoker.com

RETAIL BETTING
Over 1500 shops throughout the UK.
Customer Helpline 08705 18 17 15

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 01 August 2007 14:27
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

RECEIVED
2007 SEP 17 A 11:01

William Hill PLC - Statement re Treasury Shares

RNS Number:3414B
William Hill PLC
01 August 2007

1 August 2007

William Hill PLC

LR12.6.4 - Notification of Transfer of Shares out of Treasury

William Hill PLC (the Company) announces that on 1 August 2007, 1,372,837 ordinary shares held by the Company in treasury (treasury shares) were transferred to employees of the Company in satisfaction of their options under the Company's Savings Related Share Option Plan 2002. The exercise price of shares under option is between 180 pence and 393 pence.

Following the above transfer of shares out of treasury, the Company has a total of 354,405,337 ordinary shares in issue, in addition 7,225,916 ordinary shares are held in treasury.

Enquiries:

Sarah Anderson — Deputy Company Secretary
020 8918 3723

This information is provided by RNS
The company news service from the London Stock Exchange

END
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From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 02 August 2007 15:21
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Statement re Treasury Shares

RNS Number:4402B
William Hill PLC
02 August 2007

2 August 2007

William Hill PLC

LR12.6.4 - Notification of Transfer of Shares out of Treasury

William Hill PLC (the Company) announces that on 2 August 2007, 37,413 ordinary shares held by the Company in treasury (treasury shares) were transferred out of the Company's holding of treasury shares pursuant to the exercise of nil cost awards under the Company's Executive Director Incentive Plan and the Company's the Long Term Incentive Plan 2002.

Following the above transfer of shares out of treasury, the Company has a total of 354,442,750 ordinary shares in issue, in addition 7,188,503 ordinary shares are held in treasury.

Enquiries:

Sarah Anderson — Deputy Company Secretary
020 8918 3723

This information is provided by RNS
The company news service from the London Stock Exchange

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From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 02 August 2007 15:13
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Director/PDMR Shareholding

RNS Number:4389B
William Hill PLC
02 August 2007

2 August 2007

WILLIAM HILL PLC

NOTIFICATION OF INTERESTS OF DIRECTORS

EXERCISE OF AWARDS AND SALE OF SHARES

William Hill PLC ('the Company') announces that today, David Harding, Chief Executive, executive director of the Company, exercised an award over 15,000 ordinary shares of 10p each in the Company ('Shares') under the William Hill PLC Executive Director Incentive Plan and 22,413 ordinary shares of 10p each in the Company ('Shares') under the William Hill Long Term Incentive Plan. The shares resulting from this exercise are being retained by David Harding. The awards were exercised for nil consideration.

The above notification relates to a transaction notified in accordance with the Disclosure and Transparency Rules (rule 3.1.2R).

The interests of David Harding in the Company's share schemes following the above transaction are set out in the table below.

Director	Long-term Incentive Plan (no. of Shares)	Executive Director Incentive Plan (no. of Shares)	SAYE (no. of Shares)	PSP (no. of Shares)	2004 Operating Bonus Scheme (no. of Shares)
David Harding	0	0	-	261,325*	10,037

Enquiries:

Deborah Spencer, Brunswick, Tel: 0207 404 5959

This information is provided by RNS
The company news service from the London Stock Exchange

END
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From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 02 August 2007 07:13
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Interim Results

RNS Number:3834B
William Hill PLC
02 August 2007

Thursday, 2nd August 2007

WILLIAM HILL PLC

ANNOUNCEMENT OF INTERIM RESULTS

William Hill PLC (the 'Group') today announces its results for the 26 weeks ended 26 June 2007 ('the period').

Highlights include the following:

* Gross win up 4.2% to £498.2m (2006: £478.3m)

* Profit on ordinary activities before finance charges and exceptional items up £1.2m at £161.2m (2006: £160.0m)

* Cash generated from operations before tax and interest at £189.7m (2006: £193.9m), which represents 117.7% of operating profit

* Adjusted basic earnings per share (EPS) pre exceptionals up 12.2% to 28.6 pence (2006: 25.5 pence) and basic EPS post exceptionals up 16.5% on the comparative period

* Interim dividend up 6.9% to 7.75 pence per share (2006: 7.25 pence per share) payable on 5 December 2007 to shareholders on the register on 26 October 2007

* The Group intends to resume its share buy-back programme

* Good progress in establishing businesses in Spain and Italy in conjunction with our partner, Codere

* In the four weeks to 24 July 2007, the Group's gross win fell by 1% in line with management expectations as the comparative period included the completion of the World Cup. Excluding the effects of the World Cup, gross win increased by 4% despite the impact of 18% of racing fixtures being cancelled in this period. For the year as a whole, the Board remains comfortable with consensus expectations.

Commenting on the results, Charles Scott, Chairman, said:

'We are pleased that the Group has seen profit growth in the period, notwithstanding the absence of a major football tournament and the incremental costs of AMLD incurred this year compared to the first half of 2006. Profit before finance charges and exceptional items was £1.2m higher than last year and earnings per share excluding exceptional items increased by 12%.

We continue to be confident of the Group's future prospects and remain committed to delivering value to shareholders. The Board has decided to increase the interim dividend by 7% to 7.75 pence per share and additionally announces that it will resume its share buy-back programme.'

Enquiries:

David Harding, Chief Executive Tel: 0208 918 3910

Simon Lane, Group Finance Director Tel: 0208 918 3910

James Bradley, Deborah Spencer, Brunswick Tel: 0207 404 5959

There will be a presentation to analysts at 9.00 am today at the Lincoln Centre, 18 Lincoln's Inn Field, London WC2. Alternatively, it is possible to listen to the presentation by dialling + 44 (0) 1452 541 076. The presentation will be recorded and will be available for a period of one week by dialling +44 (0) 1452 550 000 and using the replay access number 11161606£.

The slide presentation will be available on the Investor Relations section of the website: www.williamhillplc.co.uk.

CHIEF EXECUTIVE'S REVIEW

The Group has produced a good profit performance in the first half of 2007, showing a £1.2m increase in profit before exceptional items and finance charges despite the absence of a major football tournament and the incremental cost of Amusement Machine Licence Duty (AMLD). We estimate that these items in total had an impact on the Group of approximately £10m in comparison with the first half of 2006.

FOBTs have continued to grow strongly and OTC growth has been encouraging, while operating expenses have been kept under tight control. Consequently, profit on ordinary activities before net finance costs, taxation and exceptional items was up £1.2m to £161.2m (2006: £160.0m) and earnings per share before exceptional items were 28.6p, a rise of 12% compared to the first half of 2006, although this is largely due to tax movements.

In recognition of these results and our continued confidence for the future, the Board is recommending an interim dividend of 7.75 pence per share, an increase of 7% on last year.

Retail channel

The Retail channel grew gross win by 8% to £403.1m and operating profit increased by 1% to £124.8m. This performance was achieved having allowed for the imposition of AMLD in August 2006, which impacted the current year, and also last year's comparatives including incremental gross win associated with the World Cup.

Gross win from over the counter (OTC) increased by 4% while FOBT/AWP (machines) gross win was up 16%. The impact of results on OTC gross win year-on-year was broadly neutral as the effects of favourable football results in the earlier part of the year and a good Royal Ascot horseracing meeting were largely offset by more predictable horseracing results in the rest of the period.

The average number of machines in the estate increased to 8,357 (FY 2006: 8,218) in the period. The average net contribution per FOBT per week was £493 (FY 2006: £471). The improvement includes the imposition of Amusement Machine Licence Duty in August 2006, which has adversely affected average weekly profitability of each terminal by £38 and total group profitability by £7.7m.

Costs in the channel were up 8%, driven by increases in rent and rates due to greater LBO numbers and rent reviews; higher energy costs reflecting general market conditions and greater LBO numbers; and higher depreciation and maintenance charges as a result of increased development activity and ongoing investment in text and EPOS systems. There were minimal increases in staff costs with the normal inflationary pay award largely offset by continuing productivity improvements resulting from the investment in EPOS.

We completed 66 development and LBO refurbishment projects in the first half of

2007 including 12 new licences, 19 extensions and resites and 35 LBO fittings. Overall, we spent £16.4m on estate development in the first half of 2007.

2007 has also seen the acquisition and speedy integration of two small chains of LBOs, TH Jennings (Harlow Pools) Limited comprising a total of 22 LBOs for £21.3m total consideration and Eclipse Bookmakers Limited comprising a total of 7 LBOs for a total consideration of £3.2m. Both chains have traded satisfactorily since their respective acquisitions.

At 26 June 2007, we had 2,208 LBOs in the United Kingdom, 9 in the Channel Islands, 2 in the Isle of Man and 48 in the Republic of Ireland; a total of 2,267 and an increase of 3% on the average in the first half of 2006.

Telephone channel

Telephone gross win fell by 2% to £29.2m but operating profit increased by 53% to £9.8m.

This result was achieved notwithstanding the World Cup benefiting the comparative figures and lower high roller activity in the period.

We ended the half-year with 153,000 active telephone customers (26 December 2006: 160,000).

Costs incurred by the channel were down 20% principally due to lower marketing spend around the World Cup and rationalisation of staff costs.

Interactive channel

Interactive gross win fell by £8.7m to £62.0m and operating profit fell by £7.8m to £28.1m. Although these results are disappointing, they demonstrate a stabilisation of the decline experienced in the second half of last year with gross win showing an increase of 4% when compared to that period.

Interactive sportsbook gross win continued to be impacted by the relative inflexibility of our current technology configuration, ahead of the introduction of our NextGen technology programme, which commences in the second half of the year. The first part of this programme has just delivered a relaunched web site and we remain optimistic as to its positive effects on this business.

Despite the limitations of our current systems, we continued to increase our range of in-running betting opportunities on our sportsbook and we launched 5 new arcade games during the period that expanded our offering to 25 games. We also introduced internet based bingo and skill games in the period and early results have been encouraging, particularly for the bingo product.

Poker and Casino have also had a difficult trading period. Casino has suffered from a reduction in high roller activity and by a cannibalisation of revenue to arcade games. Poker has had a difficult period but the introduction of a closed loop (which means that poker winnings should be recycled amongst our clients within the Cryptologic poker room) and lower limit tables has seen an average 10% increase in rake taken in the last few weeks of the period.

Total active accounts increased to 415,000 as at 26 June 2007 (26 December 2006: 405,000).

Costs in the channel increased 3% with the effects of lower marketing costs, as a result of no World Cup, largely offset by higher depreciation associated with increased investment in systems.

Operating expenses

Half-year expenses (net of operating income) for the Group were £229.0m, an increase of 4%.

Staff costs (which represented roughly half of our total costs) increased by only 2% over the comparable period, with productivity gains partly offsetting the effects of a 3% general pay award being granted and the greater average

number of LBOs trading. Property costs, which represented 18% of our total costs, were up 16% over the comparable period reflecting higher energy costs and increases in rent and rates, in part driven by an increase in average LBO size and a greater number of LBOs.

Depreciation costs increased 18% with the full year effects of the rollout of EPOS and text systems along with the supporting technology, although this was partly offset by staff costs savings. The cost of providing pictures and data to our LBOs was up 1% over the comparable period due to the increased size of the estate. Advertising and marketing costs were down 16% over the comparable period mainly due to the World Cup campaign being included in last year's comparatives. Approximately £2.0m was incurred in the period in preparation for the regulatory changes to be enforced later this year.

Regulatory development

The Group is well prepared for the implementation of the detailed regulations, conditions, standards and guidance established by the Gambling Commission and the DCMS under the Gambling Act 2005 when these become enforceable on 1 September 2007. A significant training programme has been established to inform all of our staff of the requirements of the Act and their responsibilities under the new regime.

We continue to look forward to the proposed deregulation that the Gambling Act enables, such as extended betting shop opening hours and the installation of higher payout gaming machines, both of which will be permitted from 1 September.

Cost of content

The first half of 2007 has seen the continued efforts of certain racecourses to substantially increase the price of content paid by bookmakers for UK horseracing pictures. A joint venture has been formed between Racecourse Media Services Limited and Alphameric PLC, which currently has exclusive rights to pictures from 6 UK tracks and is offering bookmakers the pictures from these tracks under the trade name Turf TV. So far a relatively small number of UK LBOs including, most notably, the Tote have signed up for this service. Only circa 10% of our LBOs trade directly against competitors who have Turf TV and consequently its introduction has had a negligible impact on trade to date.

From the beginning of 2008, Turf TV will be offering exclusive pictures from a further 25 UK tracks. The Group will review its position in respect of the service offered by Turf TV in the light of this and other developments over the next few months. These developments will include discussions, which will take place in October, around the funding of UK horseracing via the Statutory Levy scheme.

Other sports right holders have also launched an initiative to seek a voluntary contribution from bookmakers to fund the costs of managing the integrity of their sports. At the request of DCMS, an initial meeting was held with representatives of these sports, which largely focused on the scale of betting on each and the limited historical integrity issues, which have arisen in the past. No conclusions were reached but we committed to review our charitable donations policy in the light of the concerns raised.

International activities

2007 has seen further progress in developing our operations in Spain and Italy in conjunction with our joint venture partner, Codere. Codere is a company dedicated to the private gaming sector in Europe and Latin America. With more than 25 years experience, it operates slot machines, bingo halls, sports betting outlets, racetracks and casinos in Spain, Italy, Central and South America.

In Spain, the joint venture has launched its Spanish brand - Victoria Apuestas and has developed the infrastructure needed to control the joint venture operations, submitted its licence application for the Madrid region and submitted its tender for a licence in the Basque region. Additionally in Madrid, it has acquired leases on a number of premises. We expect the joint venture to

be one of the first operators to be granted a licence in Madrid and we are planning to start trading there later this year. Additionally, should it be successful in its licence application, operations should commence in the Basque region in 2008. We await news of deregulation in other regions of Spain.

In December 2006, as part of a process of deregulating betting within Italy, William Hill and Codere were jointly awarded 20 concessions to operate horseracing betting shops, 7 concessions to operate sports betting shops and 28 concessions relating to sports betting points. Remote licences relating to horseracing and sports betting were also applied for and granted. Progress has been made in the first half of 2007 in identifying and acquiring locations to exploit these concessions and trading in the remote business is planned to commence there before the end of the year, with retail commencing during the course of 2008. William Hill and Codere have targetted Euro40m in total to fund the joint venture's expansion in Italy in the next 18-24 months and the joint venture is evaluating a number of possible opportunities to develop its presence there.

Taxation

The main taxation change in the period was the reduction from 30% to 28% in the headline corporation tax rate, which will be effective as at 1 April 2008. As the Group has significant non-cash deferred tax liabilities associated with its acquired betting licences, the rate change has led to a one-off reduction in the tax charge of £11.7m, as these liabilities are restated based on the reduced corporation tax rate. The accounting standards determine that this reduction should be recognised in the first half of the year as the relevant Finance Act was substantially enacted by the period end. Due to the distorting effects of this one-off change, the first half of the year bears an artificially low corporation tax rate of 22.9%. However, we expect that the full year tax rate for 2007 will be circa 27% as the effects of this reduction are diluted over a full year.

Dividends and capital structure

The Company will pay an interim dividend of 7.75 pence per share (2006: 7.25 pence per share) on 5 December 2007 to shareholders on the register on 26 October 2007. The 7% increase in the proposed interim dividend reflects the positive trading in the first half of 2007 and our confidence about the Group's future prospects.

The Board intends to continue its policy of maintaining an efficient and flexible capital structure and will achieve these objectives by targeting a ratio of net debt to earnings before exceptional items, interest, tax, depreciation and amortisation (EBITDA) of approximately 3.5 times to be achieved over the medium term. Since June 2002, the date of its initial public offering, the Group has bought back a total of 17% of its issued share capital (inclusive of shares bought back into treasury) returning £402.5m to shareholders by this means alone.

Due to our investment commitments in the early part of 2007, associated with the establishment of our joint ventures with Codere and in respect of the Jennings and Eclipse acquisitions, we suspended our rolling share buyback programme. However, we remain committed to returning surplus capital to shareholders and our buyback programme has been and will be kept under regular review. Our net debt to EBITDA ratio at 26 June 2007 was 3.2 times and accordingly there is now scope for the buy-back programme to resume.

Board changes

During the period, the Board announced that it has appointed Ian Spearing and Ralph Topping, two of its most experienced senior executives, as executive directors. Ian Spearing was appointed to the Board as Group Director, Corporate Strategy and Business Development with particular responsibility for the Group's new international ventures in Spain and Italy. Ralph Topping was appointed to the Board as Group Director, Operations with responsibility for all of the Group's UK based operations and supporting marketing and IT functions. These moves reflected the substantial increase in size and complexity of William Hill

and the increasing importance of regulatory issues, both in the UK as a result of the Gambling Commission and as William Hill develops internationally.

Towards the end of the period, I also announced my intention to step down as Chief Executive. I continue to have full confidence in the prospects of the Group but having spent seven years helping to build the Company into the UK's leading bookmaker, I felt the time was right to move on and I am looking forward to a new challenge outside of bookmaking. The Board has put in place a process to appoint my successor and will update the market on this issue at the appropriate time.

Reconciliation of gross win to revenue

Due to the requirements of accounting standards, the Group discloses a different top line measure of activity (revenue) in its accounts from gross win. The difference between the two measures is the VAT payable on machine income and the following is a reconciliation for the periods presented between gross win and revenue as disclosed in the attached financial statements:

	26 weeks to 26 June 2007 £m	26 weeks to 27 June 2006 £m	52 weeks to 26 Dec 2006 £m
Gross win	498.2	478.3	931.3
VAT on AWPs and FOBTs	(20.9)	(18.1)	(37.1)
Revenue	477.3	460.2	894.2

Current trading

In the four weeks to 24 July 2007, the Group's gross win fell by 1% in line with management expectations as the comparative period included the completion of the World Cup. Excluding the effects of the World Cup, gross win increased by 4% despite the impact of 18% of racing fixtures being cancelled in this period. The second half should see the benefits of extended hours and the introduction of Jackpot machines into the estate from 1 September but there remains some uncertainty as to the full impacts of the smoking ban on the business. For the year as a whole, the Board remains comfortable with current consensus expectations.

FINANCIAL INFORMATION

Consolidated Income Statement
for 26 weeks ended 26 June 2007

	Notes	Unaudited 26 weeks ended 26 June 2007 £m	Unaudited 26 weeks ended 27 June 2006 £m	52 weeks ended 26 December 2006 £m
Amounts wagered	2	7,255.9	6,561.0	13,235.9
Revenue	2	477.3	460.2	894.2
Cost of sales		(88.8)	(80.7)	(160.3)
Gross profit	2	388.5	379.5	733.9
Other operating income		5.7	3.8	6.3
Other operating expenses		(234.7)	(225.0)	(451.6)
Share of results of associate and joint ventures		1.7	1.7	3.6
Operating profit	2	161.2	160.0	292.2

Exceptional profit on sale

and leaseback of properties	3	3.9	-	-
Investment income	4	10.2	6.6	13.0
Finance costs	5	(41.1)	(33.1)	(69.8)
Profit before tax	2	134.2	133.5	235.4
Tax	6	(29.4)	(38.1)	(68.6)
Profit for the period		104.8	95.4	166.8
Earnings per share (pence)				
Basic	8	29.7	25.5	45.5
Diluted	8	29.4	25.1	44.9

All amounts relate to continuing operations for the current financial period.

Consolidated Statement of Recognised Income and Expense
for the 26 weeks ended 26 June 2007

	Unaudited 26 weeks ended 26 June 2007 £m	Unaudited 26 weeks ended 27 June 2006 £m	52 weeks ended 26 December 2006 £m
Gain on cash flow hedges	19.7	9.5	14.3
Actuarial gain on defined benefit pension scheme	27.7	9.0	16.7
Tax on items taken directly to equity	(12.9)	(5.8)	(9.5)
Change in associate net assets due to share repurchase	-	(1.6)	(1.7)
Net income recognised directly in equity	34.5	11.1	19.8
Transferred to income statement on cash flow hedges	(2.2)	0.6	0.7
Profit for the period	104.8	95.4	166.8
Total recognised income and expense for the period	137.1	107.1	187.3

Consolidated Balance Sheet
as at 26 June 2007

	Notes	Unaudited 26 June 2007 £m	Unaudited 27 June 2006 £m	26 December 2006 £m
Non-current assets				
Intangible assets		1,366.2	1,337.6	1,342.7
Property, plant and equipment		214.8	190.6	207.0
Interest in associate and joint ventures		12.4	3.5	5.3
Deferred tax assets		1.0	14.0	8.5
Retirement benefit surplus		2.3	-	-
		1,596.7	1,545.7	1,563.5
Current assets				
Inventories		0.5	0.7	0.5

Trade and other receivables		23.8	25.9	30.4
Cash and cash equivalents		85.6	87.6	98.7
Derivative financial instruments		31.8	8.5	14.4
		141.7	122.7	144.0
Total assets	2	1,738.4	1,668.4	1,707.5
Current liabilities				
Trade and other payables		(113.6)	(100.3)	(108.6)
Tax liabilities		(71.9)	(80.6)	(66.3)
Borrowings		(1.3)	(0.8)	(0.9)
Derivative financial instruments		(2.5)	(8.3)	(5.6)
		(189.3)	(190.0)	(181.4)
Non-current liabilities				
Borrowings		(1,097.0)	(1,048.2)	(1,141.2)
Retirement benefit obligations		-	(41.2)	(25.1)
Long-term provisions		-	(1.7)	-
Deferred tax liabilities		(173.5)	(163.9)	(169.3)
		(1,270.5)	(1,255.0)	(1,335.6)
Total liabilities	2	(1,459.8)	(1,445.0)	(1,517.0)
Net assets		278.6	223.4	190.5
Equity				
Called-up share capital	9	36.2	37.6	36.2
Share premium account	9	-	311.3	311.3
Capital redemption reserve	9	6.0	4.6	6.0
Merger reserve	9	(26.1)	(26.1)	(26.1)
Own shares held	9	(45.8)	(51.4)	(46.9)
Hedging and translation reserves	9	22.5	6.0	9.4
Retained earnings	9	285.8	(58.6)	(99.4)
Total equity	9	278.6	223.4	190.5

Consolidated Cash Flow Statement
for the 26 weeks ended 26 June 2007

	Notes	Unaudited 26 weeks ended 26 June 2007 £m	Unaudited 26 weeks ended 27 June 2006 £m	52 weeks ended 26 December 2006 £m
Net cash from operating activities	10	122.0	145.2	204.6
Investing activities				
Interest received		3.9	1.4	2.9
Proceeds on disposal of property, plant and equipment		5.1	2.3	5.9
Proceeds on sale of interest in associate		1.8	-	-
Proceeds from exceptional sale of				

freehold properties		6.0	-	-
Purchases of property, plant and equipment		(24.8)	(30.2)	(55.2)
Purchases of betting licences		-	(1.1)	(1.9)
Expenditure on computer software		-	(4.8)	(10.8)
Acquisition of subsidiaries	11	(24.4)	-	-
Investment in joint ventures		(5.0)	-	-
Net cash used in investing activities		(37.4)	(32.4)	(59.1)
Financing activities				
Purchase of own shares		(2.0)	(88.9)	(178.4)
SAYE share option redemptions		-	0.1	1.0
Dividends paid	7	(51.2)	(45.4)	(70.9)
Repayments of borrowings		(44.9)	-	(125.0)
New finance leases and bank loans raised		0.4	32.4	252.1
New facility debt issue costs		-	-	(2.2)
Net cash used in financing activities		(97.7)	(101.8)	(123.4)
Net (decrease)/increase in cash and cash equivalents in the period		(13.1)	11.0	22.1
Cash and cash equivalents at start of period		98.7	76.6	76.6
Cash and cash equivalents at end of period		85.6	87.6	98.7

Notes to the Financial Information
for the 26 weeks ended 26 June 2007

1. Basis of accounting

William Hill PLC is a Company incorporated in the United Kingdom under the Companies Act 1985. The address of the registered office is Greenside House, 50 Station Road, London N22 7TP. The interim financial information for the 26 weeks

ended 26 June 2007, which has been approved by a committee of the board of directors on 1 August 2007, has been prepared on the basis of the accounting policies set out in the Group's 2006 Annual Report and Accounts on pages 47 to 52, which can be found on the Group's website www.williamhillplc.co.uk. This interim report should therefore be read in conjunction with the 2006 information. The accounting policies, used in the preparation of the interim financial information, have been consistently applied to all periods presented. The Group has not adopted all of the provisions of IAS 34 'Interim Financial Reporting' in this interim financial information.

The interim financial information for the 26 weeks ended 26 June 2007 is unaudited and does not constitute statutory accounts within the meaning of section 240 of the Companies Act 1985, but has been reviewed by the auditors and their report is disclosed at the end of this interim financial information. The results for the 52 week period ended 26 December 2006 shown in this report does not constitute the Company's statutory accounts for that period but has been extracted from those accounts which have been filed with the Registrar of

Companies. The auditors have reported on those accounts. Their report was unqualified and did not contain a statement under section 237 (2) or (3) of the Companies Act 1985.

The directors consider that the 'adjusted' earnings per share measure, as disclosed in note 8, provides additional useful information for shareholders on the underlying performance of the business. It is not a recognised measure under 'IFRS' and may not be directly comparable with 'adjusted' measures used by other companies.

2. Segment information

For management purposes, the Group is currently organised into three principal operating divisions - retail, telephone and interactive. These divisions are the basis on which the Group reports its primary segment information.

Business segment information for the 26 weeks ended 26 June 2007:

	Retail £m	Telephone £m	Interactive £m	Other £m	Corporate £m	Group £m
Amounts wagered	6,417.9	286.3	538.5	13.2	-	7,255.9
Payout	(6,035.7)	(257.1)	(476.5)	(9.3)	-	(6,778.6)
Revenue	382.2	29.2	62.0	3.9	-	477.3
GPT, duty, levies and other cost of sales	(69.4)	(6.7)	(12.2)	(0.5)	-	(88.8)
Gross profit	312.8	22.5	49.8	3.4	-	388.5
Depreciation	(12.9)	(0.1)	(3.1)	(0.2)	(0.4)	(16.7)
Other administrative expenses	(175.1)	(12.6)	(18.6)	(2.8)	(3.2)	(212.3)
Share of result of associate	-	-	-	-	1.7	1.7
Operating profit/(loss)	124.8	9.8	28.1	0.4	(1.9)	161.2
Exceptional profit on sale and leaseback of properties	-	-	-	-	3.9	3.9
Investment income	-	-	-	-	10.2	10.2
Finance costs	-	-	-	-	(41.1)	(41.1)
Profit/(loss) before tax	124.8	9.8	28.1	0.4	(28.9)	134.2

Balance sheet information

	Retail £m	Telephone £m	Interactive £m	Other £m	Corporate £m	Group £m
Total assets	1,390.8	97.1	127.4	18.3	104.8	1,738.4
Total liabilities	(52.1)	(4.0)	(23.2)	(0.5)	(1,380.0)	(1,459.8)
Interest in associate and joint ventures	-	-	-	-	12.4	12.4
Capital additions	45.7	-	3.9	-	1.0	50.6

Business segment information for the 26 weeks ended 27 June 2006:

	Retail £m	Telephone £m	Interactive £m	Other £m	Corporate £m	Group £m

Amounts wagered	5,695.8	324.4	526.9	13.9	-	6,561.0
Payout	(5,339.5)	(294.5)	(456.2)	(10.6)	-	(6,100.8)
Revenue	356.3	29.9	70.7	3.3	-	460.2
GPT, duty, levies and other cost of sales	(58.9)	(7.6)	(13.8)	(0.4)	-	(80.7)
Gross profit	297.4	22.3	56.9	2.9	-	379.5
Depreciation	(11.8)	(0.7)	(1.1)	(0.1)	(0.5)	(14.2)
Other administrative expenses	(161.5)	(15.2)	(19.9)	(3.8)	(6.6)	(207.0)
Share of result of associate	-	-	-	-	1.7	1.7
Operating profit/(loss)	124.1	6.4	35.9	(1.0)	(5.4)	160.0
Investment income	-	-	-	-	6.6	6.6
Finance costs	-	-	-	-	(33.1)	(33.1)
Profit/(loss) before tax	124.1	6.4	35.9	(1.0)	(31.9)	133.5
Balance sheet information						
Total assets	1,339.4	88.4	123.6	12.3	104.7	1,668.4
Total liabilities	(63.8)	(6.6)	(25.5)	(0.5)	(1,348.6)	(1,445.0)
Interest in associate	-	-	-	-	3.5	3.5
Capital additions	26.3	0.3	7.8	-	1.1	35.5

Business segment information for the 52 weeks ended 26 December 2006:

	Retail £m	Telephone £m	Interactive £m	Other £m	Corporate £m	Group £m
Amounts wagered	11,486.0	659.9	1,060.3	29.7	-	13,235.9
Payout	(10,787.1)	(602.4)	(929.8)	(22.4)	-	(12,341.7)
Revenue	698.9	57.5	130.5	7.3	-	894.2
GPT, duty, levies and other cost of sales	(120.5)	(12.9)	(26.0)	(0.9)	-	(160.3)
Gross profit	578.4	44.6	104.5	6.4	-	733.9
Depreciation	(23.5)	(0.7)	(4.9)	(0.2)	(0.5)	(29.8)
Other administrative expenses	(329.0)	(27.2)	(38.1)	(6.8)	(14.4)	(415.5)
Share of result of associate	-	-	-	-	3.6	3.6
Operating profit/(loss)	225.9	16.7	61.5	(0.6)	(11.3)	292.2
Investment income	-	-	-	-	13.0	13.0
Finance costs	-	-	-	-	(69.8)	(69.8)
Profit/(loss)						

before tax	225.9	16.7	61.5	(0.6)	(68.1)	235.4
Balance sheet information						
Total assets	1,360.9	95.8	127.1	18.9	104.8	1,707.5
Total liabilities	(54.7)	(4.4)	(26.6)	(0.5)	(1,430.8)	(1,517.0)
Interest in associate	-	-	-	-	5.3	5.3
Capital additions	52.5	9.1	9.1	-	1.0	71.7

The Retail distribution channel comprises all activity undertaken in LBOs including AWPs and FOBTs. Other activities include on-course betting and greyhound stadia operations.

Net assets/(liabilities) have been allocated by segment where assets and liabilities can be identified with a particular channel. Corporate net assets include corporation and deferred tax, net borrowings and pension liability as well as any assets and liabilities that cannot be allocated to a particular channel other than on an arbitrary basis. Included within total assets by segment are £687.6m, £80.4m, £97.2m and £7.1m (27 June 2006 - £681.0m, £80.4m, £97.2m and £7.1m; 26 December 2006 - £681.0m, £80.4m, £97.2m and £7.1m), which relates to goodwill allocated to the retail, telephone, interactive and stadia operations respectively.

There are no inter-segmental sales within the Group.

In accordance with IAS 14 'Segment Reporting', segmental information by geographical location is not presented as the Group's revenue and profits arise primarily from customers in the United Kingdom with significantly less than 10% (the minimum required by IAS 14 to necessitate disclosure) of revenue and profits generated from customers outside of this jurisdiction. Similarly, only a small portion of the Group's net assets is located outside of the United Kingdom.

3. Exceptional profit on sale and leaseback of properties

Exceptional items are those items the Group considers relevant to an understanding of the Group's financial performance.

Exceptional profit on sale and leaseback of properties:

	26 weeks ended 26 June 2007 £m	26 weeks ended 27 June 2006 £m	52 weeks ended 26 December 2006 £m
Sale and leaseback of LBO properties	3.9	-	-

The exceptional profit relates to the sale of 15 LBO freehold properties, and is shown net of costs of disposal.

4. Investment income

	26 weeks ended 26 June 2007 £m	26 weeks ended 27 June 2006 £m	52 weeks ended 26 December 2006 £m
Interest on bank deposits	3.9	1.4	2.9
Expected return on pension scheme assets	6.3	5.2	10.1
	10.2	6.6	13.0

5. Finance costs

	26 weeks ended 26 June 2007 £m	26 weeks ended 27 June 2006 £m	52 weeks ended 26 December 2006 £m
Interest on bank loans and overdrafts	34.5	27.2	57.8
Amortisation of finance costs	0.7	0.5	1.3
	35.2	27.7	59.1
Interest on pension scheme liabilities	5.9	5.4	10.7
	41.1	33.1	69.8

6. Tax on profit on ordinary activities

The expected effective rate in respect of ordinary activities before exceptional items and excluding associate and joint venture income is 32.0% (26 weeks ended 27 June 2006 - 28.9%; 52 weeks ended 26 December 2006 - 29.6%). The tax charge on ordinary activities after taxation has been calculated by applying this rate to the interim profit (excluding exceptional items, associate and joint venture income) of £128.6m, giving £41.1m. This is higher than the statutory rate of 30% due to adjustments in respect of disallowable expenses. The tax charge has been reduced by a credit of £11.7m, reflecting the reduction in net deferred tax liabilities associated with the recently substantially enacted fall in the corporation tax rate from 30% to 28%. The tax credit has been applied in full, giving a total tax charge for the period of £29.4m. The effective rate (excluding exceptional items, associate and joint venture income) for the period after this adjustment has been made is 22.9%.

7. Dividends proposed and paid

	26 June 2007 Per share	27 June 2006 Per share	26 December 2006 Per share	26 June 2007 £m	27 June 2006 £m	26 December 2006 £m
Equity shares:						
- current year interim dividend paid	-	-	7.25p	-	-	25.6
- prior year final dividend paid	14.5p	12.2p	12.20p	51.2	45.4	45.3
	14.5p	12.2p	19.45p	51.2	45.4	70.9
Proposed dividend	7.75p	7.25p	14.5p	27.4	26.2	51.2

The proposed interim dividend was approved by a committee of the board of directors 1 August 2007 and has not been included as a liability in this financial information. The proposed interim dividend of 7.75p will be paid on 5 December 2007 to all shareholders on the register on 26 October 2007.

Under an agreement signed in November 2002, The William Hill Holdings 2001 Employee Benefit Trust agreed to waive all dividends. As at 26 June 2007, the trust held 0.04m ordinary shares. In addition, the Company does not pay dividends on the 8.6m shares held in Treasury. The Company estimates that 353.0m

shares will qualify for the interim dividend.

8. Earnings per share

The earnings per share figures for the respective periods are as follows:

	26 weeks ended 26 June 2007 Pence	26 weeks ended 27 June 2006 Pence	52 weeks ended 26 December 2006 Pence
Basic - adjusted	28.6	25.5	45.5
Basic	29.7	25.5	45.5
Diluted	29.4	25.1	44.9

The basic and diluted earnings per share are calculated based on the following data:

	26 weeks ended 26 June 2007 £m	26 weeks ended 27 June 2006 £m	52 weeks ended 26 December 2006 £m
Profit after tax for the financial period	104.8	95.4	166.8
Exceptional profit on sale and leaseback of properties	(3.9)	-	-
Profit after tax for the financial period before exceptional items	100.9	95.4	166.8

	26 weeks ended 26 June 2007 Number (m)	26 weeks ended 27 June 2006 Number (m)	52 weeks ended 26 December 2006 Number (m)
Basic weighted average number of shares	353.1	374.8	366.7
Dilutive potential ordinary shares:			
Employee share awards and options	3.9	5.6	4.7
Dilutive weighted average number of shares	357.0	380.4	371.4

The basic weighted average number of shares excludes shares held by The William Hill Holdings 2001 Employee Benefit Trust and those shares held in treasury as such shares do not qualify for dividends. The effect of this is to reduce the average number of shares in the 26 weeks ended 26 June 2007 by 8.9m (26 weeks ended 27 June 2006 - 11.2m; 52 weeks ended 26 December 2006 - 10.4m).

An adjusted earnings per share based on profit for the financial period before exceptional items has been presented in order to highlight the underlying performance of the Group.

9. Reserves

	Called-up share capital	Share premium account	Capital redemption reserve	Merger reserve	Own shares held	Hedging and translation reserves	Retined earnings	Total
	£m	£m	£m	£m	£m	£m	£m	£m
At 27 December 2005	39.1	311.3	3.1	(26.1)	(57.5)	(1.1)	(20.2)	248.6
Profit for the financial period	-	-	-	-	-	-	166.8	166.8
Dividends paid (note 7)	-	-	-	-	-	-	(70.9)	(70.9)
Items taken directly to statement of recognised income and expense	-	-	-	-	-	9.8	10.0	19.8
Expense recognised in respect of share remuneration	-	-	-	-	-	-	3.0	3.0
Treasury shares purchased and cancelled	(2.9)	-	2.9	-	-	-	(178.4)	(178.4)
Transfer to income	-	-	-	-	-	0.7	-	0.7
Transfer of own shares to recipients	-	-	-	-	10.6	-	(9.7)	0.9
At 26 December 2006	36.2	311.3	6.0	(26.1)	(46.9)	9.4	(99.4)	190.5
Profit for the financial period	-	-	-	-	-	-	104.8	104.8
Dividends (note 7)	-	-	-	-	-	-	(51.2)	(51.2)
Items taken directly to statement of recognised income and expense	-	-	-	-	-	12.8	19.5	32.3
Transfer of share premium to retained earnings	-	(311.3)	-	-	-	-	311.3	-
Foreign exchange revaluation	-	-	-	-	-	0.3	-	0.3
Expense recognised in respect of share remuneration	-	-	-	-	-	-	1.9	1.9
Transfer of own shares to recipients	-	-	-	-	1.1	-	(1.1)	-

At 26 June 2007	36.2	-	6.0	(26.1)	(45.8)	22.5	285.8	278.6

On 20 June 2007, the High Court of Justice confirmed the reduction of the share premium account of the Company by £311.3m, allowing its transfer to retained earnings.

Own shares held at 26 June 2007 amounting to £45.77m comprise 8.60m shares (nominal value - £0.86m) held in treasury purchased for £45.73m and 0.03m shares (nominal value - £0.003m) held in The William Hill Holdings 2001 Employee Benefit Trust purchased for £0.04m. The shares held in treasury were purchased at a weighted average price of £5.32. At 26 June 2007 the total market value of own shares held was £52.49m.

10. Notes to the cash flow statement

	26 weeks ended 26 June 2007 £m	26 weeks ended 27 June 2006 £m	52 weeks ended 26 December 2006 £m
Operating profit	161.2	160.0	292.2
Adjustments for:			
Share of result of associate and joint ventures	(1.7)	(1.7)	(3.6)
Depreciation of property, plant and equipment	12.8	13.2	27.1
Depreciation of computer software	3.9	1.0	2.7
Gain on disposal of property, plant and equipment	(4.7)	(3.5)	(4.5)
Gain on disposal of associate	(1.7)	-	-
Cost charged in respect of share remuneration	1.9	2.0	3.0
Defined benefit pension cost less cash contributions	0.7	0.7	(8.1)
Foreign exchange	0.3	-	-
Movement in provisions	-	(5.9)	(7.5)
Operating cash flows before movements in working capital	172.7	165.8	301.3
Increase in inventories	-	(0.3)	(0.1)
Decrease/(increase) in receivables	8.8	(2.4)	(11.0)
Increase in payables	8.2	30.8	23.7
Cash generated by operations	189.7	193.9	313.9
Income taxes paid	(32.8)	(21.5)	(53.9)
Interest paid	(34.9)	(27.2)	(55.4)
Net cash from operating activities	122.0	145.2	204.6

Cash and cash equivalents (which are presented as a single class of assets on the face of the balance sheet) comprise cash at bank and other short-term highly liquid investments with a maturity date of three months or less.

Analysis and reconciliation of net debt:

	27 December 2006 £m	Cash flow £m	Other non-cash items £m	26 June 2007 £m
Analysis of net debt				
Cash and cash equivalents at bank and in hand	98.7	(13.1)	-	85.6
Debt due within one year	(0.9)	(0.4)	-	(1.3)
Debts due after more than one year	(1,141.2)	44.9	(0.7)	(1,097.0)
Total	(1,043.4)	31.4	(0.7)	(1,012.7)

Other non-cash items of £0.7m comprise written off and amortised debt issue costs.

11. Acquisitions

During the period the Group acquired 2 small chains of bookmakers, details of which are given below:

T.H Jennings (Harlow Pools) Limited

On 10 January 2007, the Group acquired all of the issued share capital of T.H Jennings (Harlow Pools) Limited ('Jennings') for total cash consideration of £21.3m including costs of £0.1m. The capitalised goodwill on this transaction was £5.6m. Jennings contributed £2.7m revenue and £0.4m to the Group's profit before taxation for the period between 11 January 2007 and 26 June 2007.

Eclipse Bookmakers Limited

On 25 January 2007, the Group acquired all of the issued share capital of Eclipse Bookmakers Limited ('Eclipse') for total cash consideration of £3.2m including costs of £0.1m. The capitalised goodwill on this transaction was £1.0m. Eclipse contributed £0.5m revenue and £nil to the Group's profit before taxation for the period between 26 January 2007 and 26 June 2007.

Both transactions have been accounted for by the purchase method of accounting. The goodwill arising on these transactions is subject to an annual impairment review in accordance with IAS 36 'Impairment of assets'. The following table sets out the book values of the identifiable assets and liabilities acquired during the period and their fair value to the Group:

	Book values				
	Jennings £m	Eclipse £m	Total £m	Fair value adjustments £m	Fair value to Group £m
Non-current assets					
Intangible assets	0.3	-	0.3	23.4	23.7
Property, plant & equipment	0.5	0.1	0.6	(0.1)	0.5
Deferred tax assets	0.2	-	0.2	-	0.2
Current assets					
Trade and other receivables	2.8	0.1	2.9	-	2.9
Cash	0.1	-	0.1	-	0.1
Total assets	3.9	0.2	4.1	23.3	27.4
Current liabilities					
Trade and other payables	(2.6)	(0.3)	(2.9)	-	(2.9)
Non-current liabilities					

Deferred tax liabilities	-	-	-	(6.6)	(6.6)
Total liabilities	(2.6)	(0.3)	(2.9)	(6.6)	(9.5)
Net assets acquired	1.3	(0.1)	1.2	16.7	17.9
Goodwill arising					6.6
Total consideration					24.5
Satisfied by:					
Cash consideration					22.8
Retention creditor					1.7
Total consideration					24.5

Net cash outflows in respect of these acquisitions comprised:	
Cash consideration	(22.8)
Bank loans, cash at bank and in hand acquired	(1.6)
	(24.4)

INDEPENDENT REVIEW REPORT TO WILLIAM HILL PLC

Introduction

We have been instructed by the Company to review the financial information for the 26 week period ended 26 June 2007 which comprises the consolidated income statement, the consolidated statement of recognised income and expense, the consolidated balance sheet, the consolidated cash flow statement and related notes 1 to 11. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the Company in accordance with Bulletin 1999/4 issued by the Auditing Practices Board. Our work has been undertaken so that we might state to the Company those matters we are required to state to them in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our review work, for this report, or for the conclusions we have formed.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures are consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with the guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of Group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with International Standards on Auditing (UK and Ireland) and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the 26 weeks ended 26 June 2007.

Deloitte & Touche LLP
Chartered Accountants
London
2 August 2007

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From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 06 August 2007 07:07
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Transaction in Own Shares

RNS Number:5416B
William Hill PLC
06 August 2007

6th August 2007

William Hill PLC

Purchase of Own Shares

William Hill PLC announces that on 3rd August 2007 it purchased 325,000 of its ordinary shares of 10 pence each at an average price of 603.25 pence per share. The highest price and lowest price paid for these shares were 607.50 pence and 598.50 pence, respectively. It is intended that these shares will be cancelled.

The timing of the share purchases was as follows:

- between 8.30 am and 4.30 pm bought 325,000 ordinary shares at prices between 598.50 and 607.50 pence per share.

Following the above purchases and cancellations, William Hill PLC will have a total of 354,117,750 ordinary shares (excluding treasury shares) in issue and will hold 7,188,503 shares in treasury.

At its Annual General Meeting held on 17 May 2007, William Hill PLC was authorised by its shareholders to purchase up to 35,299,846 of its ordinary shares (representing 10 per cent. of its issued share capital at the time, subject to certain conditions as outlined in the resolution).

Enquiries:

Simon Lane, Group Finance Director Tel: 020 8918 3942

James Bradley/ Deborah Spencer, Brunswick Tel: 020 7404 5959

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From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 07 August 2007 07:06
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Transaction in Own Shares

RNS Number:6165B
William Hill PLC
07 August 2007

7th August 2007

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 6th August 2007 it purchased 500,000 of its ordinary shares of 10 pence each at an average price of 596.8456 pence per share. The highest price and lowest price paid for these shares were 601.50 pence and 592.50 pence, respectively. It is intended that these shares will be cancelled.

The timing of the share purchases was as follows:

- between 8.30 am and 4.30 pm bought 500,000 ordinary shares at prices between 592.50 and 601.50 pence per share.

Following the above purchases and cancellations, William Hill PLC will have a total of 353,617,750 ordinary shares (excluding treasury shares) in issue and will hold 7,188,503 shares in treasury.

At its Annual General Meeting held on 17 May 2007, William Hill PLC was authorised by its shareholders to purchase up to 35,299,846 of its ordinary shares (representing 10 per cent. of its issued share capital at the time, subject to certain conditions as outlined in the resolution).

Enquiries:

Simon Lane, Group Finance Director	Tel: 020 8918 3942
James Bradley/ Deborah Spencer, Brunswick	Tel: 020 7404 5959

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From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 07 August 2007 10:41
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Holding(s) in Company

RNS Number:6441B
William Hill PLC
07 August 2007

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

William Hill PLC

2. Name of shareholder having a major interest

Capital Research and Management Company

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

As above

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

9. Class of security

Ordinary 10p shares

10. Date of transaction

3 August 2007

11. Date company informed

7 August 2007

12. Total holding following this notification

38,904,475

13. Total percentage holding of issued class following this notification

10.977%

14. Any additional information

None

15. Name of contact and telephone number for queries

Sarah Anderson 0208 918 3600

16. Name and signature of authorised company official responsible for making this notification

Sarah Anderson - Deputy Secretary

Date of notification

7 August 2007

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

This information is provided by RNS
The company news service from the London Stock Exchange

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From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 08 August 2007 15:49
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Statement re Treasury Shares

RNS Number:7653B
William Hill PLC
08 August 2007

8 August 2007

William Hill PLC

LR12.6.4 - Notification of Transfer of Shares out of Treasury

William Hill PLC (the Company) announces that on 8 August 2007, 213,045 ordinary shares held by the Company in treasury (treasury shares) were transferred to employees of the Company in satisfaction of their options under the Company's Savings Related Share Option Plan 2002. The exercise price of shares under option is between 180 pence and 393 pence.

Following the above transfer of shares out of treasury, the Company has a total of 353,830,795 ordinary shares in issue, in addition 6,975,458 ordinary shares are held in treasury.

Enquiries:

Sarah Anderson   Deputy Company Secretary
020 8918 3723

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From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 08 August 2007 15:49
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Director/PDMR Shareholding

RNS Number:7660B
William Hill PLC
08 August 2007

8 August 2007

WILLIAM HILL PLC

NOTIFICATION OF INTERESTS OF DIRECTORS

EXERCISE OF AWARDS AND SALE OF SHARES

William Hill PLC ('the Company') announces that today, Ian Spearing, executive director of the Company, exercised an award over 9194 ordinary shares of 10p each in the Company ('Shares') under the Company's Savings Related Share Option Plan 2002. The shares resulting from this exercise are being retained by Ian Spearing. The exercise price of these shares were £1.80

The above notification relates to a transaction notified in accordance with the Disclosure and Transparency Rules (rule 3.1.2R).

The interests of Ian Spearing in the Company's share schemes following the above transaction are set out in the table below.

Director	SAYE (no. of Shares)	PSP (no. of Shares)	2004 Operating Bonus Scheme (no. of Shares)
Ian Spearing	1,912	89,045	3,550

Enquiries:

Sarah Anderson   Deputy Company Secretary   0208 918 3723

This information is provided by RNS
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From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 10 August 2007 07:07
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Transaction in Own Shares

RNS Number:8575B
William Hill PLC
10 August 2007

10th August 2007

William Hill PLC

Purchase of Own Shares

William Hill PLC announces that on 9th August 2007 it purchased 150,000 of its ordinary shares of 10 pence each at an average price of 614.00 pence per share. The highest price and lowest price paid for these shares were 618.00 pence and 608.00 pence, respectively. It is intended that these shares will be cancelled.

The timing of the share purchases was as follows:

- between 8.30 am and 4.30 pm bought 150,000 ordinary shares at prices between 608.00 and 618.00 pence per share.

Following the above purchases and cancellations, William Hill PLC will have a total of 353,680,795 ordinary shares (excluding treasury shares) in issue and will hold 6,975,458 shares in treasury.

At its Annual General Meeting held on 17 May 2007, William Hill PLC was authorised by its shareholders to purchase up to 35,299,846 of its ordinary shares (representing 10 per cent. of its issued share capital at the time, subject to certain conditions as outlined in the resolution).

Enquiries:

Simon Lane, Group Finance Director Tel: 020 8918 3942

James Bradley/ Deborah Spencer, Brunswick Tel: 020 7404 5959

This information is provided by RNS
The company news service from the London Stock Exchange

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From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 14 August 2007 16:13
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Director/PDMR Shareholding

RNS Number:0910C
William Hill PLC
14 August 2007

William Hill PLC

NOTIFICATION OF INTERESTS OF DIRECTORS

Grant of Executive Bonus Matching Scheme Awards

Following notifications made in accordance with DR 3.1.4(R)(1)(a), William Hill plc ('the Company') wishes to notify the following changes in the interests of persons discharging managerial responsibility ('PDMRs) in ordinary shares ('Shares') arising out of the grant of conditional awards of shares ('Awards') under the 2007 Executive Bonus Matching Scheme ('EBMS'). The EBMS was approved by shareholders at the Annual General Meeting on 17 May 2007.

On 13 August 2007, two categories of Awards were granted to the following PDMRs, as set out below. The Awards consist of separate awards of deferred shares (the 'Deferred Shares') and matching shares (the 'Matching Shares') as follows:

Name of PDMR	Deferred Shares under Award	Matching Shares under Award
SIMON LANE	30,250	15,125 based on TSR Performance 15,125 based on EPS Performance
RALPH TOPPING	25,474	12,737 based on TSR Performance 12,737 based on EPS Performance
IAN SPEARING	25,474	12,737 based on TSR Performance 12,737 based on EPS Performance

Vesting of the Deferred Shares is conditional, inter alia, on the holder remaining in employment with the Company for three years following the date of grant.

Vesting of the Matching Shares is conditional, inter alia, on the holder remaining in employment with the Company for three years following the date of grant, and on the attainment of performance conditions, full details of which have been described to shareholders. The number of Shares stated is the maximum available to each PDMR on satisfaction in full of the performance conditions applicable to the Matching Shares.

Enquiries:

David Russell   Group Director, Human Resources   0208 918 3945

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From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 15 August 2007 07:08
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Transaction in Own Shares

RNS Number:0931C
William Hill PLC
15 August 2007

15th August 2007

William Hill PLC

Purchase of Own Shares

William Hill PLC announces that on 14th August 2007 it purchased 50,000 of its ordinary shares of 10 pence each at an average price of 606.5630 pence per share. The highest price and lowest price paid for these shares were 610.00 pence and 601.00 pence, respectively. It is intended that these shares will be cancelled.

The timing of the share purchases was as follows:

- between 8.30 am and 4.30 pm bought 50,000 ordinary shares at prices between 601.00 and 610.00 pence per share.

Following the above purchases and cancellations, William Hill PLC will have a total of 353,630,795 ordinary shares (excluding treasury shares) in issue and will hold 6,975,458 shares in treasury.

At its Annual General Meeting held on 17 May 2007, William Hill PLC was authorised by its shareholders to purchase up to 35,299,846 of its ordinary shares (representing 10 per cent. of its issued share capital at the time, subject to certain conditions as outlined in the resolution).

Enquiries:
Simon Lane, Group Finance Director Tel: 020 8918 3942
James Bradley/ Deborah Spencer, Brunswick Tel: 020 7404 5959

This information is provided by RNS
The company news service from the London Stock Exchange

END
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From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 15 August 2007 16:20
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Statement re Treasury Shares

RNS Number:1826C
William Hill PLC
15 August 2007

15 August 2007

William Hill PLC

LR12.6.4 - Notification of Transfer of Shares out of Treasury

William Hill PLC (the Company) announces that on 15 August 2007, 109,540 ordinary shares held by the Company in treasury (treasury shares) were transferred to employees of the Company in satisfaction of their options under the Company's Savings Related Share Option Plan 2002. The exercise price of shares under option is between 176 pence and 393 pence.

Following the above transfer of shares out of treasury, the Company has a total of 353,740,335 ordinary shares in issue, in addition 6,865,918 ordinary shares are held in treasury.

Enquiries:

Sarah Anderson Deputy Company Secretary
020 8918 3723

This information is provided by RNS
The company news service from the London Stock Exchange

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From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 17 August 2007 07:23
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Transaction in Own Shares

RNS Number:2802C
William Hill PLC
17 August 2007

17th August 2007

William Hill PLC

Purchase of Own Shares

William Hill PLC announces that on 16th August 2007 it purchased 100,000 of its ordinary shares of 10 pence each at an average price of 586.599 pence per share. The highest price and lowest price paid for these shares were 591.00 pence and 584.50 pence, respectively. It is intended that these shares will be cancelled.

The timing of the share purchases was as follows:

- between 8.30 am and 4.30 pm bought 100,000 ordinary shares at prices between 584.50 and 591.00 pence per share.

Following the above purchases and cancellations, William Hill PLC will have a total of 353,640,335 ordinary shares (excluding treasury shares) in issue and will hold 6,865,918 shares in treasury.

At its Annual General Meeting held on 17 May 2007, William Hill PLC was authorised by its shareholders to purchase up to 35,299,846 of its ordinary shares (representing 10 per cent. of its issued share capital at the time, subject to certain conditions as outlined in the resolution).

Enquiries:

Simon Lane, Group Finance Director Tel: 020 8918 3942

James Bradley/ Deborah Spencer, Brunswick Tel: 020 7404 5959

This information is provided by RNS
The company news service from the London Stock Exchange

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From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 20 August 2007 07:06
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Transaction in Own Shares

RNS Number:4095C
William Hill PLC
20 August 2007

20th August 2007

William Hill PLC

Purchase of Own Shares

William Hill PLC announces that on 17th August 2007 it purchased 200,000 of its ordinary shares of 10 pence each at an average price of 586.68 pence per share. The highest price and lowest price paid for these shares were 590.00 pence and 583.00 pence, respectively. It is intended that these shares will be cancelled.

The timing of the share purchases was as follows:

- between 8.30 am and 4.30 pm bought 200,000 ordinary shares at prices between 583.00 and 590.00 pence per share.

Following the above purchases and cancellations, William Hill PLC will have a total of 353,440,335 ordinary shares (excluding treasury shares) in issue and will hold 6,865,918 shares in treasury.

At its Annual General Meeting held on 17 May 2007, William Hill PLC was authorised by its shareholders to purchase up to 35,299,846 of its ordinary shares (representing 10 per cent. of its issued share capital at the time, subject to certain conditions as outlined in the resolution).

Enquiries:

Simon Lane, Group Finance Director Tel: 020 8918 3942

James Bradley/ Deborah Spencer, Brunswick Tel: 020 7404 5959

This information is provided by RNS
The company news service from the London Stock Exchange

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From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 21 August 2007 07:08
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Transaction in Own Shares

RNS Number:5138C
William Hill PLC
21 August 2007

21st August 2007

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 20th August 2007 it purchased 250,000 of its ordinary shares of 10 pence each at an average price of 594.298 pence per share. The highest price and lowest price paid for these shares were 596.50 pence and 591.00 pence, respectively. It is intended that these shares will be cancelled.

The timing of the share purchases was as follows:

- between 8.30 am and 4.30 pm bought 250,000 ordinary shares at prices between 591.00 and 596.50 pence per share.

Following the above purchases and cancellations, William Hill PLC will have a total of 353,190,335 ordinary shares (excluding treasury shares) in issue and will hold 6,865,918 shares in treasury.

At its Annual General Meeting held on 17 May 2007, William Hill PLC was authorised by its shareholders to purchase up to 35,299,846 of its ordinary shares (representing 10 per cent. of its issued share capital at the time, subject to certain conditions as outlined in the resolution).

Enquiries:

Simon Lane, Group Finance Director	Tel: 020 8918 3942
James Bradley/ Deborah Spencer, Brunswick	Tel: 020 7404 5959

This information is provided by RNS
The company news service from the London Stock Exchange

END
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From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 22 August 2007 07:04
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Transaction in Own Shares

RNS Number:5908C
William Hill PLC
22 August 2007

22nd August 2007

William Hill PLC
Purchase of Own Shares

William Hill PLC announces that on 21st August 2007 it purchased 205,000 of its ordinary shares of 10 pence each at an average price of 593.287 pence per share. The highest price and lowest price paid for these shares were 595.00 pence and 585.00 pence, respectively. It is intended that these shares will be cancelled.

The timing of the share purchases was as follows:

- between 8.30 am and 4.30 pm bought 205,000 ordinary shares at prices between 585.00 and 595.00 pence per share.

Following the above purchases and cancellations, William Hill PLC will have a total of 352,985,335 ordinary shares (excluding treasury shares) in issue and will hold 6,865,918 shares in treasury.

At its Annual General Meeting held on 17 May 2007, William Hill PLC was authorised by its shareholders to purchase up to 35,299,846 of its ordinary shares (representing 10 per cent. of its issued share capital at the time, subject to certain conditions as outlined in the resolution).

Enquiries:

Simon Lane, Group Finance Director	Tel: 020 8918 3942
James Bradley/ Deborah Spencer, Brunswick	Tel: 020 7404 5959

This information is provided by RNS
The company news service from the London Stock Exchange END
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From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 22 August 2007 16:14
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Statement re Treasury Shares

RNS Number:6625C
William Hill PLC
22 August 2007

22 August 2007

William Hill PLC

LR12.6.4 - Notification of Transfer of Shares out of Treasury

William Hill PLC (the Company) announces that on 22 August 2007, 81,078 ordinary shares held by the Company in treasury (treasury shares) were transferred to employees of the Company in satisfaction of their options under the Company's Savings Related Share Option Plan 2002. The exercise price of shares under option is between 180 pence and 393 pence.

Following the above transfer of shares out of treasury, the Company has a total of 353,066,413 ordinary shares in issue, in addition 6,784,840 ordinary shares are held in treasury.

Enquiries:

Sarah Anderson   Deputy Company Secretary
020 8918 3723

This information is provided by RNS
The company news service from the London Stock Exchange

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From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 28 August 2007 12:27
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Holding(s) in Company

RNS Number:8655C
William Hill PLC
28 August 2007

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

William Hill PLC

2. Name of shareholder having a major interest

Capital Research and Management Company

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

As above

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

9. Class of security

Ordinary 10p shares

10. Date of transaction

22 August 2007

11. Date company informed

24 August 2007

12. Total holding following this notification

38,904,475

13. Total percentage holding of issued class following this notification

11.007%

14. Any additional information

None

15. Name of contact and telephone number for queries

Sarah Anderson 0208 918 3600

16. Name and signature of authorised company official responsible for making this notification

Sarah Anderson - Deputy Secretary

Date of notification

28 August 2007

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

This information is provided by RNS
The company news service from the London Stock Exchange

END

From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 29 August 2007 07:04
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Transaction in Own Shares

RNS Number:8947C
William Hill PLC
29 August 2007

29th August 2007

William Hill PLC

Purchase of Own Shares

William Hill PLC announces that on 28th August 2007 it purchased 250,000 of its ordinary shares of 10 pence each at an average price of 606.519 pence per share. The highest price and lowest price paid for these shares were 613.00 pence and 603.00 pence, respectively. It is intended that these shares will be cancelled.

The timing of the share purchases was as follows:

- between 8.30 am and 4.30 pm bought 250,000 ordinary shares at prices between 603.00 and 613.00 pence per share.

Following the above purchases and cancellations, William Hill PLC will have a total of 352,816,413 ordinary shares (excluding treasury shares) in issue and will hold 6,784,840 shares in treasury.

At its Annual General Meeting held on 17 May 2007, William Hill PLC was authorised by its shareholders to purchase up to 35,299,846 of its ordinary shares (representing 10 per cent. of its issued share capital at the time, subject to certain conditions as outlined in the resolution).

Enquiries:

Simon Lane, Group Finance Director Tel: 020 8918 3942

James Bradley/ Deborah Spencer, Brunswick Tel: 020 7404 5959

This information is provided by RNS
The company news service from the London Stock Exchange

END
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From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 29 August 2007 15:50
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Director/PDMR Shareholding

RNS Number:9562C
William Hill PLC
29 August 2007

29 August 2007

WILLIAM HILL PLC

NOTIFICATION OF INTERESTS OF DIRECTORS

EXERCISE OF AWARDS AND SALE OF SHARES

William Hill PLC ('the Company') announces that today, Ralph Topping , executive director of the Company, exercised an award over 9194 ordinary shares of 10p each in the Company ('Shares') under the Company's Savings Related Share Option Plan 2002 and 7397 ordinary shares of 10p each under the William Hill Long Term Incentive Plan. The exercise price of the shares under the Savings Related Share Option Plan was £1.80 and the award under the Long Term Incentive Plan was exercised for nil consideration.

The shares resulting from this exercise are being retained by Ralph Topping.

The above notification relates to a transaction notified in accordance with the Disclosure and Transparency Rules (rule 3.1.2R).

Enquiries:

Sarah Anderson   Deputy Company Secretary   0208 918 3723

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From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 29 August 2007 15:45
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Statement re Treasury Shares

RNS Number:9546C
William Hill PLC
29 August 2007

29 August 2007

William Hill PLC

LR12.6.4 - Notification of Transfer of Shares out of Treasury

William Hill PLC (the Company) announces that on 29 August 2007, 91,485 ordinary shares held by the Company in treasury (treasury shares) were transferred to employees of the Company in satisfaction of their options under the Company's Savings Related Share Option Plan 2002. The exercise price of shares under option is between 180 pence and 393 pence.

7,397 ordinary shares were transferred out of the Company's holding of treasury shares pursuant to the exercise of nil cost awards under the Company's Long Term Incentive Plan 2002.

Following the above transfer of shares out of treasury, the Company has a total of 352,915,295 ordinary shares in issue, in addition 6,685,958 ordinary shares are held in treasury.

Enquiries:

Sarah Anderson — Deputy Company Secretary
020 8918 3723

This information is provided by RNS
The company news service from the London Stock Exchange

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From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 31 August 2007 07:05
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Transaction in Own Shares

RNS Number:0391D
William Hill PLC
31 August 2007

31st August 2007

William Hill PLC

Purchase of Own Shares

William Hill PLC announces that on 30th August 2007 it purchased 300,000 of its ordinary shares of 10 pence each at an average price of 605.9886 pence per share. The highest price and lowest price paid for these shares were 609.00 pence and 604.00 pence, respectively. It is intended that these shares will be cancelled.

The timing of the share purchases was as follows:

- between 8.30 am and 4.30 pm bought 300,000 ordinary shares at prices between 604.00 and 609.00 pence per share.

Following the above purchases and cancellations, William Hill PLC will have a total of 352,615,295 ordinary shares (excluding treasury shares) in issue and will hold 6,685,958 shares in treasury.

At its Annual General Meeting held on 17 May 2007, William Hill PLC was authorised by its shareholders to purchase up to 35,299,846 of its ordinary shares (representing 10 per cent. of its issued share capital at the time, subject to certain conditions as outlined in the resolution).

Enquiries:

Simon Lane, Group Finance Director	Tel: 020 8918 3942
James Bradley/ Deborah Spencer, Brunswick	Tel: 020 7404 5959

This information is provided by RNS
The company news service from the London Stock Exchange

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From: William Hill plc Email Alert [emailalert@hemscott.co.uk]
Sent: 31 August 2007 07:32
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Total Voting Rights

RNS Number:0398D
William Hill PLC
31 August 2007

William Hill PLC

Total Voting Rights

On 31 August 2007 William Hill PLC had 352,615,295 issued ordinary shares of 10p each admitted to trading. Each ordinary share carries the right to one vote in relation to all circumstances at general meetings of the company. William Hill PLC holds 6,685,958 ordinary shares in treasury and the voting rights of these treasury shares are automatically suspended.

Enquiries:

Sarah Anderson — Deputy Company Secretary
020 8918 3600

This information is provided by RNS
The company news service from the London Stock Exchange

END
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